SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-102]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 16)*

Leap Wireless International, Inc.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

521863308

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521863308	13D	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,415,428
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,415,428
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,415,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 521863308	13D	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,755,806
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,755,806
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,755,806
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 521863308	13D	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,382,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,382,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,382,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 521863308	13D	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,382,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,382,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,382,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 521863308	13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,755,806
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,755,806
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,755,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 521863308	13D	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,533,869
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,533,869
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,533,869
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 521863308	13D	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,533,869
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,533,869
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,533,869
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 521863308	13D	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,616,161
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,616,161
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,616,161
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 10 of 19 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 16, the Schedule 13D filed on August 26, 2004 (the “Original Schedule 13D”), which was amended and restated on December 19, 2007 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on December 20, 2007 by Amendment No. 2 to the Original 13D (“Amendment No. 2”), on December 21, 2007 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on December 24, 2007 by Amendment No. 4 to the Original 13D (“Amendment No. 4”), on January 31, 2008 by Amendment No. 5 to the Original 13D (“Amendment No. 5”), on June 1, 2009 by Amendment No. 6 to the Original 13D (“Amendment No. 6”), on June 4, 2009 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 4, 2009 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on September 16, 2010 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on August 9, 2011 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on August 11, 2011 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on August 12, 2011 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”), on August 17, 2011 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13”), on August 18, 2011 by Amendment No. 14 to the Original Schedule 13D (“Amendment No. 14”), and on December 2, 2011 by Amendment No. 15 to the Original Schedule 13D (“Amendment No. 15” and, together with the Original Schedule 13D and Amendment No. 1 through Amendment No. 14, the “Schedule 13D”) and relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Leap Wireless International, Inc. (the “Issuer”). Defined terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 15.

This Statement is being filed by the Reporting Persons (as defined below) to, among other things, report the addition of MHRC II LLC (“MHRC II”) as a Reporting Person solely as a result of a transfer of Mark H. Rachesky, M.D.’s (“Dr. Rachesky”) membership interests in MHR Institutional Advisors II LLC (“Institutional Advisors II”) to MHRC II.

Item 2.	Identity and Background.

Item 2 is hereby amended by deleting such item in its entirety and replacing it with the following:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. MHR Institutional Partners IIA LP (“Institutional Partners IIA”);

2. Institutional Advisors II;

3. MHR Institutional Partners III LP (“Institutional Partners III”);

4. MHR Institutional Advisors III LLC (“Institutional Advisors III”);

5. MHRC II;

6. MHR Fund Management LLC (“Fund Management”);

7. MHR Holdings LLC (“MHR Holdings”); and

8. Dr. Rachesky.

Page 11 of 19 Pages

This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), MHR Capital Partners (100) LP (“Capital Partners (100)”), MHR Institutional Partners II LP (“Institutional Partners II”), Institutional Partners IIA and Institutional Partners III, each (other than Master Account) a Delaware limited partnership. MHR Advisors LLC, a Delaware limited liability company (“Advisors”), is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III. MHR Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own the shares of Common Stock that are deemed to be beneficially owned by Fund Management. MHRC LLC, a Delaware limited liability company (“MHRC”), is the managing member of Advisors and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). MHRC II is the managing member of Institutional Advisors II and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners II and Institutional Partners IIA.

Dr. Rachesky is the managing member of MHRC and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of MHRC II and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Dr. Rachesky is the managing member of Institutional Advisors III and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Dr. Rachesky is the managing member of MHR Holdings and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

The Reporting Persons:

The principal business of each of Institutional Partners IIA and Institutional Partners III is investment in securities.

Institutional Advisors II is a Delaware limited liability company and the general partner of Institutional Partners II and Institutional Partners IIA. The principal business of Institutional

Page 12 of 19 Pages

Advisors II is to provide management and advisory services to each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. MHRC II is a Delaware limited liability company and the managing member of Institutional Advisors II. The principal business of MHRC II is to serve as the managing member of Institutional Advisors II. Fund Management is a Delaware limited liability company. The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III and to other affiliated entities. MHR Holdings is a Delaware limited liability company and the managing member of Fund Management. The principal business of MHR Holdings is to act as the managing member of Fund Management.

Current information concerning the identity and background of the directors and officers of Institutional Advisors II, Institutional Advisors III, MHRC II, Fund Management and MHR Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. Dr. Rachesky is the managing member of MHRC, MHRC II, Institutional Advisors III and MHR Holdings. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, New York 10019.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The percentages set forth in this Statement are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2012, which disclosed that there were 79,146,455 shares of Common Stock outstanding as of October 30, 2012.

(a) (i) Master Account may be deemed the beneficial owner of 353,420 shares of Common Stock held for its own account (approximately 0.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed the beneficial owner of 42,514 shares of Common Stock held for its own account (approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed the beneficial owner of 395,934 shares of Common Stock (approximately 0.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 353,420 shares of Common Stock held for the account of Master Account and (B) 42,514 shares of Common Stock held for the account of Capital Partners (100).

Page 13 of 19 Pages

(iv) Institutional Partners II may be deemed the beneficial owner of 3,340,378 shares of Common Stock held for its own account (approximately 4.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v) Institutional Partners IIA may be deemed the beneficial owner of 8,415,428 shares of Common Stock held for its own account (approximately 10.6% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi) Institutional Advisors II may be deemed the beneficial owner of 11,755,806 shares of Common Stock (approximately 14.9% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 3,340,378 shares of Common Stock held for the account of Institutional Partners II and (B) 8,415,428 shares of Common Stock held for the account of Institutional Partners IIA.

(vii) Institutional Partners III may be deemed the beneficial owner of 11,382,129 shares of Common Stock held for its own account (approximately 14.4% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii) Institutional Advisors III may be deemed the beneficial owner of 11,382,129 shares of Common Stock (approximately 14.4% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 11,382,129 shares of Common Stock held for the account of Institutional Partners III.

(ix) MHRC may be deemed the beneficial owner of 395,934 shares of Common Stock (approximately 0.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(x) MHRC II may be deemed the beneficial owner of 11,755,806 shares of Common Stock (approximately 14.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(vi) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(xi) Fund Management may be deemed the beneficial owner of 23,533,869 shares of Common Stock (approximately 29.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(xii) MHR Holdings may be deemed the beneficial owner of 23,533,869 shares of Common Stock (approximately 29.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xiii) Dr. Rachesky may be deemed the beneficial owner of 23,616,161 shares of Common Stock (approximately 29.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as

Page 14 of 19 Pages

the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings, (B) 8,100 shares of restricted stock, (C) 40,200 shares of Common Stock that can be obtained upon the exercise of certain non-qualified stock options and (D) 33,992 shares of Common Stock held directly.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 353,420 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above and (y) the sole power to direct the voting of 353,420 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 42,514 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above and (y) the sole power to direct the voting of 42,514 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 395,934 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above and (y) the sole power to direct the voting of 395,934 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 3,340,378 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above and (y) the sole power to direct the voting of 3,340,378 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 8,415,428 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above and (y) the sole power to direct the voting of 8,415,428 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above and (y) the sole power to direct the voting of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 11,382,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above and (y) the sole power to direct the voting of 11,382,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(viii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 11,382,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above and (y) the sole power to direct the voting of 11,382,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

Page 15 of 19 Pages

(ix) MHRC may be deemed to have (x) the sole power to direct the disposition of the 395,934 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 395,934 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above.

(x) MHRC II may be deemed to have (x) the sole power to direct the disposition of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by MHRC II as described above.

(xi) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 23,533,869 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above and (y) the sole power to direct the voting of 23,533,869 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(xii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of the 23,533,869 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 23,533,869 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above.

(xiii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 23,616,161 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above and (y) the sole power to direct the voting of 23,616,161 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) Not applicable.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not applicable.

Page 16 of 19 Pages

Item 7.	Material to be Filed as Exhibits

Joint Filing Agreement, dated as of January 10, 2013, by and among MHR Institutional Partners IIA LP, MHR Institutional Advisors II LLC, MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHRC II LLC, MHR Fund Management LLC, MHR Holdings LLC, and Mark H. Rachesky M.D.

Page 17 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 10, 2013	MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

	By:	/s/ Janet Yeung, Attorney in Fact

Page 18 of 19 Pages

Annex A

Reporting Person	Name/Citizenship	Principal Occupation	Business Address
MHR Holdings	Mark H. Rachesky, M.D. (United States)	President and Managing Member	40 West 57th Street 24th Floor New York, NY 10019
Fund Management	Mark H. Rachesky, M.D. (United States)	President	40 West 57th Street 24th Floor New York, NY 10019
MHRC II LLC	Mark H. Rachesky, M.D. (United States)	Managing Member	40 West 57th Street 24th Floor New York, NY 10019
Institutional Advisors III	Mark H. Rachesky, M.D. (United States)	President and Managing Member	40 West 57th Street 24th Floor New York, NY 10019
Institutional Advisors II	Mark H. Rachesky, M.D. (United States)	President	40 West 57th Street 24th Floor New York, NY 10019

Page 19 of 19 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of January 10, 2013, by and among MHR Institutional Partners IIA LP, MHR Institutional Advisors II LLC, MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHRC II LLC, MHR Fund Management LLC, MHR Holdings LLC, and Mark H. Rachesky M.D.